November 1, 2012



Securities and Exchange Commission			VIA EDGAR and FEDEX
Office of Insurance Products
 Attn: Alberto Zapata
100 "F" Street NE
Washington, D.C.   20549-8629

Re:  	Pre-effective Amendment No. 1 on Form N-4 ("Amendment")
	First Symetra Separate Account S (File No: 811-07949)
	First Symetra True Variable Annuity (File No: 333-183087) Response to comments to Initial Registration Statement on Form N-4
		First Symetra National Life Insurance Company  of
		New York("First Symetra")

Dear Mr. Zapata:

First Symetra National Life Insurance Company of New York ("First Symetra") is submitting herewith clean and blacklined courtesy copies of the above-captioned Amendment to the Registrant's filing ("Filing"). This Amendment contains changes made in response to the Commission staff's October 2, 2012 comments to the above- referenced filing on Form N-4. This responsive letter and Amendment have been filed on EDGAR for the above-referenced filing.

The following are the staff's comments in bold followed by First Symetra's response to those comments. Where page numbers are referenced in First Symetra's responses, references are to the page number containing the proposed language in the revised prospectus provided herein . Along with the changes made in response to staff comments, First Symetra has also made other minor changes to the registration statement and those changes are described immediately following the responses to Commission staff comments.

1.  General Comments

	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

	-	First Symetra will be entering into a reinsurance agreement in
		connection with this contract. The agreement will be filed as an amendment in a subsequent Pre-Effective Amendment.

2.	Defined Terms

	Please confirm that all defined terms have been defined in the text prior to first use or in the glossary of special terms. Confirm that all defined terms appear consistently in upper case throughout the prospectus.

	-	First Symetra confirms that all defined terms have been
		defined in the text prior to first use or in the defined terms section of the prospectus. First Symetra also confirms that all defined terms appear consistently in upper case throughout the prospectus.

3.	WTB Rider Calculation (p. 31)

	Please place the sentence under this sub-section concerning the claims paying ability and financial strength of the insurance company in bold typeface.

	-	First Symetra has placed the sentence concerning the claims
		paying ability and financial strength of the insurance company in bold typeface on page 31.

4.	General Account (p. 40)

	Please place the sentence under this sub-section concerning the claims paying ability and financial strength of the insurance company in bold typeface.

	-	First Symetra has placed the fourth and fifth sentences
		concerning the claims paying ability and financial strength of the insurance company in bold typeface on page 40.

5.	Financial Statements, Exhibits, and Other Information

	Please provide any financial statements, exhibits, consents and other required disclosure not included in this pre-effective amendment.

	-	First Symetra will file any financial statements, exhibits,
		consents, and other required disclosure in a pre-effective amendment to the registration statement.

6.	Powers of Attorney

	Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either
	a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

	-	First Symetra  originally provided powers of attorney in the
		intial filing to this registration. However, at that time we did not have the Securities Act registration number. We will provide an updated powers of attorney in a pre-effective amendment to the registration statement.

First Symetra has also made other minor changes to the registration statement in the following sections:

	-	Defined Terms:  First Symetra has revised the defined term
		Portfolio.

	-	Purchase Payments:  First Symetra has added disclosure
		regarding our right to disallow future Purchase Payments and our notification process in the event that should occur. This disclosure can be found on page 13.

	-	Changes to the Sub-Accounts:  First Symetra has added
		disclosure regarding the additional approval of the New York Department of Financial Services. This disclosure can be found on page 19.

	-	Amendments to the Contract:  First Symetra has added
		disclosure regarding amending the Contract. This disclosure can be found on page 41.

Please contact me at (425) 256-8021 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,




David S. Goldstein
Senior Vice President and General Counsel
First Symetra  National Life Insurance Company of New York
David.Goldstein@symetra.com
(425) 256-8021 Phone
(425) 256-6080 Fax